Mail Stop 3561

January 23, 2008

Monique Cormier, General Counsel
NaviSite, Inc.
400 Minuteman Road
Andover, MA 01810

> **Re: NaviSite, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 23, 2007**
> **File No. 333-147608**
> **Form 10-K for Fiscal Year Ended July 31, 2007**
> **Filed November 13, 2007**
> **Definitive Proxy on Schedule 14A**
> **Filed November 9, 2007**
> **File No. 0-27597**
> **Written Response Filed January 9, 2008**

Dear Ms. Cormier:

We have reviewed your filings and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended July 31, 2007

Consolidated Balance Sheets, page F-3

1. We have reviewed your response to comment four in our letter dated December 20, 2007. Because $8.7 million of restricted cash was designated for the acquisition of non-current assets (later used for acquisitions), and not for use in current operations, it appears to us that this restricted cash should have been classified outside of current assets as of July 31, 2007. As a reclassification of this size would result in a material reduction in the reported amount of working

> capital as of the balance sheet date, please either revise your financial statements accordingly or otherwise provide us further support for your position that the financial statements should not be revised.

(11)(c) Note Payable to Atlantic Investors, LLC, page F-22

2. We have reviewed your response to comment five in our letter dated December 20, 2007. Please tell us in detail the significant assumptions used in determining the fair value of the conversion option added to the note, as it is unclear to us what your basis is for concluding the conversion option had no significant value. Please be sure to address how your fair value calculation gives consideration to both the intrinsic and time value components of the conversion option. Also, please note that even if modification rather than extinguishment accounting is appropriate, EITF 05-7 requires the fair value of the added conversion option to be accounted for as an additional debt discount resulting in an increase in the subsequent recognition of interest expense for the associated debt instrument.

(12) Derivate Instruments, page F-23

3. We have reviewed your response to comment six in our letter dated December 20, 2007. Please revise your disclosure in future filings to explain more clearly the terms of and your accounting for the contingent put provision embedded in the Silver Point debt.

Definitive Proxy on Schedule 14A

4. We note your responses to our comments concerning your proxy. Please confirm in writing that you will comply, as applicable, to those comments in future filings.

***

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Monique Cormier
NaviSite, Inc.
January 23, 2008
Page 3

You may contact Tony Watson, Accountant, at (202) 551- 3318 or in his absence Robyn Manuel, Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas R. Rosedale, Esq.